Partners (admitted in Hong Kong) Pierre-Luc Arsenault(3) Christopher Braunack(6) Henry M.C. Cheng(6) Michel Debolt(3)	26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong

Justin M. Dolling(6)

David Patrick Eich(1),(5),(6)

Liu Gan(2)

Wing Lau(6)

Douglas S. Murning(6)

Nicholas A. Norris(6)

John A. Otoshi(3)

Jamii Quoc(8)

Jesse D. Sheley(1)

Steven Tran(6),(7)

Dominic W.L. Tsun(3),(6)

Li Chien Wong

Ashley Young(6)

David Yun(6),(7)

Registered Foreign Lawyers

Benjamin W. James(4)

Benjamin Su(3)

Qiuning Sun(3)

Shichun Tang(3)

David Zhang(3)

	Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

April 4, 2014

VIA EDGAR

Daniel F. Duchovny

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	WSP Holdings Limited
Amended Schedule 13E-3
Filed March 28, 2014
File No. 005-83618

Dear Mr. Duchovny:

On behalf of WSP Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of April 1, 2014 with respect to the Amendment No. 7 to Schedule 13E-3, File No. 005-83618 (the “Schedule 13E-3”) filed on March 28, 2014 by the Company and the other filing persons named therein.  For your convenience, the Staff’s comment is repeated below in bold and italics, followed by the response of the filing persons.  Capitalized words used herein shall have the same meaning as defined in the Schedule 13E-3.  Please note that all references to

(1) Admitted in the State of Illinois (U.S.A.)

(2) Admitted in the Commonwealth of Massachusetts (U.S.A.)

(3) Admitted in the State of New York (U.S.A.)

(4) Admitted in the State of Texas (U.S.A.)

(5) Admitted in the State of Wisconsin (U.S.A.)

(6) Admitted in England and Wales

(7) Admitted in New South Wales (Australia)

(8) Admitted in Victoria (Australia)

Beijing      Chicago      London      Los Angeles     Munich     New York    Palo Alto     San Francisco     Shanghai     Washington, D.C.

page numbers in the response are references to the page numbers in Amendment No. 8 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comment.  In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comment.

* * * * *

Proxy Statement

Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors, page 38

1.              We note that the Special Committee did not believe, on March 11, 2014, that there had been any material changes in the company’s operations, performance or any projection or assumption used by Houlihan Lokey in issuing its fairness opinion in February 2013. Revise this section to disclose the basis for such conclusion. Disclose whether, among other developments in the past 12 months, the results of the company’s operations in 2013 were similar to those it had obtained in 2012 and prior years, that the company’s position in its industry remained the same in 2013, and that any changes in the company’s industry and the economies in which the company operates did not affect the company.

The Company respectfully submits that since February 21, 2013 when Houlihan Lokey delivered its fairness opinion, there have not been material changes or developments in the Company’s results of operations, performance or condition (financial or otherwise), in the Company’s position in the industries in which it and its subsidiaries operate, or in the economic conditions applicable to the markets and industries in which the Company and its subsidiaries operate, in each case, that would support the view that the value of the Company was greater than it was at the time when Houlihan Lokey delivered its opinion and, as a result, there have not been material changes or developments that would support the view that Houlihan Lokey’s opinion, if rendered as of the date hereof, would not be valid.  Please refer to pages 44-45 of the Revised Proxy Statement.

2.              We note that the company disposed of two subsidiaries in December 2013. We note that the sale of Liaoyang Seamless resulted in the future receipt of RMB50 million and the assumption of debt of RMB40 million by the subsidiary’s buyer. Please revise your disclosure here to address these sales specifically. For example, did this future receipt of cash and assumption of debt affect the valuation of the company?

The Company respectfully submits that the disposal of two subsidiaries to unrelated third parties in exchange for nominal cash consideration, an obligation to make future payments of RMB220 million in the aggregate and the assumption of RMB40 million of debt were necessary given that the Company had continued to incur losses during 2013 and would otherwise have been unable to pay the debts of Mengfeng and Liaoyang Seamless when they become due, that the disposals of Mengfeng and Liaoyang Seamless would be expected to adversely affect the financial results of the Company for 2013 by resulting in a loss to the book value of the Company of approximately $39 million and $23 million, respectively, and that the value of the Company after such disposals was not greater than when Houlihan Lokey delivered its opinion on February 21, 2013.  Please refer to page 44-45 of the Revised Proxy Statement.

3.              Disclose whether or not the special committee considered requesting Houlihan Lokey to update its opinion and, if not, why.

The Company respectfully submits that the Special Committee believed that, since February 21, 2013, there had not been material changes or developments in the Company’s results of operations, performance or condition (financial or otherwise), in the Company’s position in the industries in which it and its subsidiaries operate, or in the economic conditions applicable to the markets and industries in which the Company and its subsidiaries operate, in each case, that would support the view that the value of the Company as of the date of the Special Committee’s authorization and approval of the amendment No. 2, assignment and assumption agreement was greater than it was at the time when Houlihan Lokey delivered its opinion.  As a result, the Special Committee believed that there had not been any such material changes or developments that would contradict Houlihan Lokey’s opinion, and therefore determined not to request Houlihan Lokey to update its opinion.  Please refer to page 45 of the Revised Proxy Statement.

Position of the Buyer Group, page 44

We note that the disclosure in this section has not changed despite the Buyer Group being conformed of new entities, apparently unaffiliated with the previous buyer group. Please revise your disclosure to state, if true, that the current Buyer Group conducted the same analyses and reached the same conclusions as the previous buyer group.

The Company respectfully notes for the Staff that the discussion of the information and factors considered and given weight to by the Buyer Group  (as disclosed on pages 45-49 of the Revised Proxy Statement) in connection with its evaluation of the substantive and procedural fairness of the merger to the Company’s unaffiliated security holders is consistent with the analysis undertaken by the Buyer Group, including General Transactions, prior to entering into the amendment No 2, assignment and assumption agreement, and is consistent with (and results in the same conclusion as) the analysis undertaken by the Buyer Group (including HDS) prior to entering into the initial merger agreement on February 21, 2013.  Please refer to page 49 of the Revised Proxy Statement.

* * * * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318, Jesse Sheley at (852) 3761-3344, Benjamin Su at (852) 3761-3306 or Pierre-Luc Arsenault at (852) 3761-3365.

Sincerely,

/s/ David Zhang
David Zhang

of Kirkland & Ellis